UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of August, 2004

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date August 12, 2004

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

12 August 2004

COLES MYER fourth quarter sales up 28.1%

  Q4 2004 Group sales up 28.1% to $8.6 billion

  Q4 2004 Food and Liquor sales up 9.4% - strongest quarter in two years

  Comp store sales up 6.2%

  Q4 2004 Coles Express sales of $1.3 billion

  Increased sales growth for Kmart, Officeworks, Myer and Target

  Full year earnings guidance upgraded

Coles Myer Ltd (CML) today announced fourth quarter sales of $8.6 billion, an increase of 28.1% for the 13 weeks ended 25th July 2004. Sales for the full year 2004 were $32.3 billion, an increase of 19.4% over the previous year.

"This is an outstanding result for Coles Myer and a strong indication that the initiatives we have put in place are delighting our customers," CML CEO John Fletcher said.

"Our Food and Liquor group has delivered its best quarterly sales growth in two years, reflecting market share gains and a high degree of customer satisfaction with our new fuel and fresh offers, and improved perceptions of the real value we offer in our stores.

"Similarly in our non-food brands - Target, Kmart, Officeworks and Myer - sales and margins have grown as these brands continue to source the right merchandise at better prices and offer great customer value. Consistent with the retail sector, our non-food brands benefited from the government's family assistance package.

"Group EBIT margin in the second half increased on the prior year, reflecting margin expansion in both the Food and Liquor business and in our non-food brands.

"This result delivers on our goals of growing shareholder value by delighting our customers and being the best team."

  Food and Liquor sales rose by 9.4% in the quarter, with full year sales growth of 8.5%.

  Coles Express achieved sales of $1.3 billion in its first full quarter as a national business.

  Kmart and Officeworks combined sales rose by 9.8% in the quarter and Target sales were up by 12.2%. Full year sales grew by 7.1% for Kmart and Officeworks and 7.7% for Target.

  Myer and Megamart combined sales increased by 3.2% in the quarter. Myer's sales quality has continued to improve, underpinning a stronger EBIT margin in the second half.

The full Coles Myer loyalty program is now in place, comprising fuel discounts, enhanced Fly Buys, the Coles Myer Source MasterCard and the recently launched Myer One card. In replacing the shareholder discount card, which closed on 31 July 2004, the new program offers shopping benefits for all of our customers.

Food and Liquor

Food and Liquor comparative store sales growth increased to 6.2% in the fourth quarter, up from 5.1% in the third quarter. This reflects the fourth consecutive increase in quarterly sales growth during the year.

The focus on delighting customers is delivering results. Coles' new fresh produce departments have now been introduced in most supermarkets. The new store program is also continuing to plan, with six supermarkets and three liquor outlets opened in the quarter, bringing full year openings to 29 and 21 respectively.

Looking ahead, Food and Liquor sales growth will be driven by great value and innovative offers across the network, including expansion of fresh food and continuing development of house brands.

Coles Express continues to receive a strong and consistent customer response across its 598 sites. We reconfirm that the Coles Express business will considerably exceed its cost of capital and be EPS positive in its first year of operation.

Kmart & Officeworks' combined sales increased by 9.8% in the fourth quarter, up from 4.3% in the third quarter. Comparative sales growth rose to 8.4%.

Kmart's outstanding quarter was driven by a compelling product offer for customers every week, improved marketing and sourcing, and a more focused merchandise mix.

Highlights for the quarter included the Mega Electrical Sale, Mother's Day and especially Kmart's winter Toy Sale. The marketing, product assortment and in store execution of these key events ensured enthusiastic customer response. Customers also responded positively to Kmart's improved footwear offer and brand and licensed product in children's wear such as Nikki Webster, My little Pony and Shrek 2. Kmart's women's house brand offers (Now, Solutions and particularly Girl Xpress) exceeded sales expectations and its men's wear brand and licence offer performed very strongly.

Kmart's focus remains on providing customers with the best range of products at the lowest prices, the most exciting events and an improved in store experience.

Officeworks delivered another solid performance, reflecting its great range, convenience, customer service and low prices. During the quarter, two new stores were opened.

The Myer result reflected ongoing customer acceptance of the 'House of Brands' strategy, with strong increases in key categories including women's, men's, cosmetics, soft home, accessories, footwear and across the 'youth' areas of Miss Shop, children's wear and young men's. While electrical sales at Megamart improved during the quarter, Megamart continued to impact the combined result. Myer and Megamart combined sales rose by 3.2%, up from 0.2% in the third quarter.

Myer continues to progress against its strategic goals, with the quality of sales, margins and inventory improving during the second half. In line with strategy, Myer has remained focused on delivering its planned marketing program, balancing branding, fashion and promotion to drive higher quality sales.

Bondi continues to gain strong customer acceptance. A further two stores (Bairnsdale and Mt Druitt) closed during the period. Several hundred thousand customers have now been invited to join MYER one, with early member sales exceeding expectations. Sales of new summer season merchandise are also tracking well.

The strategic options for Megamart are being finalised, with an update to be provided at the full year profit announcement.

Target's sales increased by 12.2%, with comparative sales rising by 10.9%.

This was an exceptional quarter for Target, with the buying and store teams providing an excellent merchandise offer and the execution to support key major events, including Mother's Day, stocktake and the July toy sale. Target was a customer destination for movie merchandise during the quarter with the major releases of Spiderman 2 and Shrek 2. Cold weather benefited key winter products, with on-trend winter apparel merchandise selling beyond expectations, particularly the men's Maxx line. A planned early investment in summer apparel has also resulted in very encouraging early seasonal sales.

Target is leading the Group in increasing the direct sourcing of imported products, which delivers greater cost efficiencies and faster access to new and differentiated products. Continuing its portfolio management, two new Target Country stores opened in the quarter at Innisfail (NSW) and Carnarvon (WA), and two Target Country stores at Croydon and Lalor in Victoria were closed.

Target's continued focus on the right merchandise, events, store layout and execution should position the business well for the new financial year.

Restructure of the Coles Myer Employee Share Plan Trust

The Coles Myer Employee Share Plan Trust was restructured by its trustees in the fourth quarter. This resulted in the sale of 11 million CML shares by the Trust. The Trust has used the proceeds to repay part of the loan from CML that related to the sold shares and to pay accrued loan interest.

CML has used the funds to further strengthen its balance sheet. There will also be a one-off interest benefit of $24 million after tax in the FY2004 result, in addition to the earnings guidance below.

Outlook

Earnings guidance for FY2004 Group Net Profit after Tax has been upgraded from $530 - $540 million to approximately $565 million. This is subject to the completion of the final year end audit and does not include the $24 million (after tax) one-off interest benefit from the Employee Share Plan Trust restructure.

The FY2005 sales outlook for the group remains positive. The Food and Liquor business is expected to deliver solid comparable sales growth, albeit at a more moderate rate than the fourth quarter rate. In non-food, we expect mid single digit sales growth in line with strategy. Although early into the first quarter, sales trends are well within our expectations following the removal of the shareholder discount program.

The FY2004 profit result will be announced on 22 September, 2004.

Please note that FY2005 is a 53 week year.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial Analysis

Business Group Sales	Fourth Quarter (13 Weeks)			Full Year (52 Weeks)
	2003	2004	Chg	2003	2004	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	4,101	4,487	9.4	16,558	17,969	8.5
Coles Express	0	1,276	N/a	0	3,177	N/a
Kmart & Officeworks	1,064	1,168	9.8	4,370	4,681	7.1
Myer & Megamart	831	857	3.2	3,240	3,322	2.5
Target	641	719	12.2	2,647	2,852	7.7
Emerging Businesses	77	93	20.2	235	291	23.7
Intra-group sales	(11)	(12)		(32)	(25)
Total sales	6,703	8,588	28.1	27,017	32,267	19.4
Comparable store sales
Food & Liquor			6.2			4.3
Kmart & Officeworks			8.4			3.6
Myer & Megamart			2.2			2.0
Target			10.9			6.4
Emerging Businesses			10.0			16.1
Total Group			6.5			4.2

	Fourth Quarter		Full Year		Year End
Movement in Stores	Openings	Closings	Openings	Closings	JULY 2004
Coles	5	2	15	10	491
Bi-Lo	1	2	14	5	209
Total supermarkets	6	4	29	15	700
Liquor	3	3	21	14	626
Coles Express	3	3	602	4	598
Kmart	0	1	5	2	175
Kmart Tyre & Auto	0	0	0	0	50
Officeworks	2	0	9	7	78
Target	0	0	3	2	141
Target Country	2	2	6	8	112
Myer	0	2	1	4	61
Megamart	0	0	1	0	9
Emerging Businesses	1	0	2	2	9
Total	17	15	679	58	2,559